Mail Stop 6010

February 15, 2007

Donald M. Muir
Chief Financial Officer
Evergreen Solar, Inc.
138 Bartlett Street
Marlboro, MA 01752

      Re: **Evergreen Solar, Inc.**
                Form 10-K for the Fiscal Year Ended December 31, 2005
                Filed March 16, 2006
                File No. 000-31687

Dear Mr. Muir:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                Sincerely,

                Martin James
                Senior Assistant Chief Accountant